KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

07020255

SEC MAIL PROCESSING
RECEIVED
JAN - 8 2007
WASH., D.C. 213
SECTION

BY COURIER

Our Ref : KLK/AR

4 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

Dear Sirs,

FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

SUPPL

We enclose herewith 10 copies each of :

- the Kuala Lumpur Kepong Berhad's Annual Report For The Year Ended 30 September 2006;
- the Circular To Shareholders dated 29 December 2006 In Relation To The (1) Proposed Increase In Authorised Share Capital Of Kuala Lumpur Kepong Berhad ("KLK") And (2) Proposed Bonus Issue Of 354,988,564 Ordinary Shares Of RM1.00 Each In KLK ("KLK Share") To Be Credited As Fully Paid-Up On The Basis Of 1 New KLK Share For Every 2 Existing KLK Shares Held On An Entitlement Date To Be Determined Later; and
- the Circular To Shareholders dated 29 December 2006 In Relation To The (1) Proposed Authority To Buy Back Its Own Shares By The Company Of An Amount Not Exceeding 10% Of The Total Issued And Paid-Up Share Capital Of The Company, (2) Proposed Shareholders' Mandate For Recurrent Related Party Transactions Of A Revenue Or Trading Nature, And (3) Proposed Amendments To The Articles Of Association Of The Company.

for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

PROCESSED
JAN 1 6 2007
THOMSON
FINANCIAL

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

c c. Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F,
168 Robinson Road,
Singapore 068912
[Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

(Annual Reports and Circulars enclosed as above)

dlw 1/11

LSL\SECRETARIAL\MISC\ADR-SEC\2006\December 2006-AR

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE

4 January 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8/12/2006	Listed Companies' Crop – November 2006
8/12/2006	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Operational Management Services Agreement Between Smooth Route Sdn Bhd ("SRSB") and Kuala Lumpur Kepong Berhad ("KLK")
18/12/2006	Kuala Lumpur Kepong Berhad ("KLK" or "the Company") Proposed Acquisition Of The Entire Equity Interest Of Dr. W. Kolb Holding AG ("Kolb")
28/12/2006	Thirty-Fourth Annual General Meeting
28/12/2006	Notice of Extraordinary General Meeting
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
4/12/2006	Employees Provident Fund Board
6/12/2006	Employees Provident Fund Board
8/12/2006	Employees Provident Fund Board
12/12/2006	Employees Provident Fund Board
14/12/2006	Employees Provident Fund Board
19/12/2006	Employees Provident Fund Board
20/12/2006	Employees Provident Fund Board
22/12/2006	Employees Provident Fund Board
26/12/2006	Employees Provident Fund Board
28/12/2006	Employees Provident Fund Board
29/12/2006	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2006\December 2006

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/12/2006 12:32:36 PM**
Reference No **KL-061208-8AC59**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
November 2006

* **Contents :-**

We submit below the crop figures for the month of **November 2006** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	**226,049**	
Crude Palm Oil (mt)	40,741	**47,999**	
Palm Kernel (mt)	9,226	**10,653**	
Rubber (kg)	1,806,546	**1,970,693**	

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)									
Crude Palm Oil (mt)									
Palm Kernel (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/12/2006 05:05:08 PM**
Reference No **KL-061208-ACACA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY")
OPERATIONAL MANAGEMENT SERVICES AGREEMENT BETWEEN SMOOTH ROUTE SDN BHD ("SRSB") AND KUALA LUMPUR KEPONG BERHAD ("KLK")**

* **Contents :-**

Pursuant to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements Paragraph 10.08, KLK wishes to announce the following transaction.

Introduction

KLK previously announced on 17 January 2006 that it will acquire from Cessna Aircraft Company, USA, a new Cessna Citation Bravo ("the Aircraft"). The Aircraft purchase was completed on 23 August 2006. In order to store, manage and maintain the Aircraft, KLK is contracting with SRSB, an experienced aircraft management operator for such services.

Information on the Operational Management Services ("OMS")

SRSB and KLK have entered into an Operational Management Services Agreement ("OMSA") in respect of the Aircraft, pursuant to which SRSB will provide OMS to KLK at a monthly fee of RM47,000/-. The term of the OMSA is for one (1) year and thereafter continue on a year to year basis upon the same terms and conditions as set out in the OMSA.

Rationale

In appointing SRSB, KLK will outsource the Aircraft's operational, management and maintenance requirements. Besides providing the requisite skills and resources, SRSB also provides a parking space for the Aircraft at a hangar in Sultan Abdul Aziz Shah Airport (aka Subang Airport).

Shareholders' Approval

Although this transaction involves a related party, shareholders' approval is not required as the transaction does not exceed 5% of any percentage ratio as defined in the Bursa Malaysia Listing Requirements.

Directors' and Substantial Shareholders' Interests

SRSB is a wholly subsidiary of Baypark Holdings Sdn Bhd ("BHSB") with Dato' Lee Soon Hian, being a direct major shareholder of BHSB. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are direct/indirect shareholders and deemed major shareholders in KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are Directors of KLK and are the brothers of Dato' Lee Soon Hian.

By virtue of Section 6A of the Companies Act 1965, the Wan Hin Investments Sdn. Bhd. group of companies are deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn. Bhd. and High Quest Holdings Sdn. Bhd. respectively, which in turn are major shareholders of Wan Hin Investments Sdn. Bhd.. Dato' Lee Soon Hian is the major shareholder of Elionai Sdn. Bhd., a past major shareholder of Wan Hin Investments Sdn. Bhd. within the preceding 12 months from the date of this related party transaction. Dato' Lee Soon Hian and Elionai Sdn. Bhd. were also deemed past major shareholders of KLK within the preceding 12 months from the date of this related party transaction. Accordingly, all these parties are to be regarded as interested in the said related party transaction.

Accordingly the deemed interested Directors in the related party transaction are Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian. These Directors have abstained from Board deliberation and voting on the said related party transaction.

Save as disclosed, none of the other KLK Directors or major shareholder of KLK have any interest, direct or indirect, in the related party transaction.

Directors' Statement

With Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian having abstained from any deliberations on this matter, the other Directors of KLK are of the opinion that the transaction is in the best interest of the Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by **KUALA LUMPUR KEPONG** on **18/12/2006 06:33:25 PM**
Reference No **KL-061218-52B73**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY")
PROPOSED ACQUISITION OF THE ENTIRE EQUITY INTEREST OF DR. W. KOLB HOLDING AG ("KOLB")

* **Contents :-**

1. Introduction

The Board of Directors of KLK wishes to announce that the Company had on 18 December 2006 entered into a conditional share purchase agreement with Mrs. Esther Dale-Kolb ("the Seller") to acquire 800 registered shares of CHF1,000 each in Kolb representing equity interest of 100% therein, for a cash consideration of CHF135,000,000 (one hundred and thirty five million Swiss Francs) (hereinafter referred to as "the Proposed Acquisition").

[1 CHF is approximately RM2.914 as at today]

2. Information on the Kolb Group

Kolb was incorporated as a stock corporation ("Aktiengesellschaft") in the Canton of Zug, Switzerland in 1991 and has an issued and paid-up share capital of CHF800,000 comprising 800 registered shares of CHF1,000 each. Kolb is the holding company of a group of companies located in Switzerland and in Europe which are active in the manufacture, distribution and trading of specialty oleochemicals (hereinafter referred to as "the Kolb Group").

The Kolb Group, with its headquarters in Switzerland and production sites in Switzerland and the Netherlands is a large independent alkoxylator and, is a manufacturer and distributor of non-ionic surfactants and esters. The products manufactured by the Kolb Group are used by a wide variety of industries for the manufacture of detergents, industrial and household cleaners, personal care products, pharmaceutical diagnostics, paper, textiles, inks and paints. Kolb products are used either as process auxiliaries or as components in formulations.

The Kolb Group was founded by Dr. Werner Kolb in 1964. The Kolb Group's

manufacturing operations are located in Hedingen, Switzerland and in Moerdijk in the Netherlands. The Hedingen plant focuses on the production of speciality oleochemicals and has a production capacity of approximately 40,000 metric tonnes per annum. Alkoxylates are manufactured in Moerdijk, near Rotterdam in the Netherlands, with a production capacity of approximately 60,000 metric tonnes per annum.

3. Details of the Proposed Acquisition

3.1 Salient Terms of the Agreement

The purchase price for the Proposed Acquisition shall be CHF135,000,000 ("*Purchase* Price") which is inclusive of a net working capital of CHF 30.9 million in the Kolb Group.

The Proposed Acquisition is conditional on the fulfillment of various conditions, including:

(1) The approval of any competition authority as may be required under applicable laws, including those of the European Union and, if the thresholds for the European Union are not reached, any country within the European Union in which the Kolb Group is doing business;

(2) The conduct of an environmental review by KLK on the Kolb Group's production sites located in Hedingen, Switzerland and Moerdijk in the Netherlands; and

(3) The approval of Bank Negara Malaysia for the remittance of the purchase consideration.

3.2 Sources of Funding

The Proposed Acquisition will be funded by a combination of KLK's existing cash reserve and bank borrowings.

3.3 Basis of Arriving at Purchase Consideration

The purchase consideration was arrived at on a willing-buyer, willing-seller basis after taking into account the past and projected future earnings of the Kolb Group.

4. Information on the Vendor

Mrs. Esther Dale-Kolb is the daughter of the founder, Dr. Werner Kolb and she has been the Chief Executive Officer ("CEO") of the Kolb Group since 1991. She will continue as CEO and on the board of directors of Kolb.

5. Rationale for the Proposed Acquisition

The Proposed Acquisition is strategic and fits well with KLK's resource-based manufacturing activities. Kolb's downstream specialty oleochemicals business with its large product range and in-house technologies will be synergistic to KLK's oleochemical manufacturing business. KLK's oleochemical business is a producer

of fatty alcohol and to a lesser extent fatty acids which are raw materials required by Kolb.

Kolb is one of Europe's large alkoxylator with an extensive product range and portfolio of technologies. Further, Kolb has a strong management team in place. Kolb's strength in alkoxylation technology will provide the bridge for KLK to move downstream into the production of non-ionic surfactants and esters.

The Proposed Acquisition will allow KLK to develop immediate market penetration and have a strong footprint in Europe. Kolb has a proven research and development ("R&D") capability that has been developed over a period of 40 years. This R&D capability has allowed Kolb to continuously innovate and develop new products catering for the wide variety industries which are users of Kolb products.

6. Effects for the Proposed Acquisition

6.1 Issued and Paid-Up Share Capital

The Proposed Acquisition will not have any effect on the issued and paid-up share capital of KLK as the Proposed Acquisition is to be settled in cash.

6.2 Net Assets per Share

The Proposed Acquisition will not have any effect on the KLK Group's net assets per share.

6.3 Earnings per Share

The Proposed Acquisition is not expected to have any material effect on the earnings of the KLK Group for the financial year ending 30 September 2007. However, it is expected to contribute positively to the future earnings of the KLK Group.

6.4 Substantial Shareholders' Shareholding

The Proposed Acquisition will not have any effect on the shareholdings of the Company's substantial shareholders.

6.5 Gearing

Assuming that 50% of the purchase consideration is funded by bank borrowings, the Proposed Acquisition will marginally increase the gearing of KLK Group.

7. Risk Factors

The Proposed Acquisition is generally subject to certain risks inherent in the manufacturing and distribution of specialty oleochemicals. These risks would include rising costs, shortage of raw materials, risk of technology obsolescence and change in the legal and environmental framework governing the industry in Switzerland, the European Union and any part of the world in which Kolb operates.

Further, the ability of the Proposed Acquisition to generate future profit is linked to the economical and political developments in Switzerland and the European Union. Economic and political uncertainties such as adverse changes in exchange rates, inflation rates, taxation and methods of taxation may affect the operations and financial position of Kolb and thus, the financial returns to KLK resulting from the Proposed Acquisition.

8. Approvals Required

As highlighted earlier in section 3.1, the Proposed Acquisition is subject to the following approvals:

(i) the relevant approval of any competition authority if this is required under applicable laws, including without limitation those of the European Union and, if the thresholds for the European Union are not reached, any country within the European Union in which the Kolb Group is doing business; and

(ii) the approval of Bank Negara Malaysia.

The Proposed Acquisition does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements.

9. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Proposed Acquisition.

10. Directors' Opinion

After considering all aspects of the Proposed Acquisition, the Board of Directors of KLK is of the opinion that the Proposed Acquisition is in the best interest of the Company.

11. Estimated Timeframe for Completion

Barring any unforeseen circumstances, the Proposed Acquisition is expected to be completed by the end of the first quarter of calendar year 2007.

12. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Proposed Acquisition is not subject to the SC's Guidelines.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **28/12/2006 05:15:18 PM**
Reference No **KL-061228-28720**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
THIRTY-FOURTH ANNUAL GENERAL MEETING

* **Contents :-**

We are pleased to announce that the Company's Thirty-fourth Annual General Meeting will be held at the Registered Office, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak on Wednesday, 14 February 2007 at 12.00 noon.

The Notice of Meeting is set out in the attachment below.

Notice of meeting.pd

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Notice is hereby given that the Thirty-fourth Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2006 and the Directors' and Auditors' reports thereon. **Ordinary Resolution 1**

2. To sanction the payment of a final dividend of 10 sen per share less 27% Malaysian Income Tax and a special dividend of 30 sen per share less 27% Malaysian Income Tax. **Ordinary Resolution 2**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) YM Tengku Robert Hamzah **Ordinary Resolution 3**
   (ii) Dato' Lee Hau Hian **Ordinary Resolution 4**

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **Ordinary Resolution 5**
   (ii) R. M. Alias **Ordinary Resolution 6**

5. To fix and approve Directors' fees for the year ended 30 September 2006 amounting to RM564,000. **Ordinary Resolution 7**

6. To appoint Auditors and to authorise the Directors to fix their remuneration. **Ordinary Resolution 8**

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:

(I) PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY **Ordinary Resolution 9**

"THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through Bursa Malaysia Securities Berhad ("Bursa Malaysia") upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 10% of the total issued and paid-up share capital of the Company (equivalent to 70,900,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 709,977,128 shares of RM1.00 each as at 1 December 2006) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30 September 2006 was RM1,087 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by Bursa Malaysia or any other relevant authority."

(ii) PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS **Ordinary Resolution 10**

"THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the Company's and/or its subsidiaries' day-to-day operations and carried out in ordinary course of business on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in the Annexure of Part B of the Company's Circular to Shareholders dated 29 December 2006 ("the Mandate");

AND THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give full effect to the Mandate, with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting)."

(iii) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY **Special Resolution 11**

"THAT the amendments to the Articles of Association as set out in the Annexure of Part C of the Company's Circular to Shareholders dated 29 December 2006 be and are hereby adopted."

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak,
Malaysia.

29 December 2006

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

(2) The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Securities Berhad Listing Requirements, a Record of Depositors as of 5 February 2007 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 13 March 2007 to all shareholders on the Register of Members as at 15 February 2007.
A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 13 February 2007 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 15 February 2007 in respect of transfers; and
   (iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for *Resolutions* 3 to 6 are shown on pages 12 to 15 of the 2006 Annual Report and Financial Statements.

(6) For Resolutions 9, 10 and 11, further information on Share Buy Back, Shareholders' Mandate on Recurrent Related Party Transactions and Amendments to the Articles of Association respectively are set out in the Circular to Shareholders of the Company dated 29 December 2006 which is despatched together with the Company's 2006 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Form Version 2.0

General Announcement

Submitted by MB_CIMB on 28-12-2006 05:36:55 PM
Reference No MM-061228-53349

Submitting Merchant Bank (if applicable) : **CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**

Submitting Secretarial Firm Name (if applicable) :

* Company name : **KUALA LUMPUR KEPONG BERHAD**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **LENA BAN**
* Designation : **ASSISTANT MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Kuala Lumpur Kepong Berhad ("KLK" or the "Company") will be held at Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fourth Annual General Meeting of the Company which will be held on the same day at the same venue at 12.00 noon, whichever is later, for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION

PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF KLK FROM RM1 BILLION COMPRISING 1 BILLION ORDINARY SHARES OF RM1.00 EACH IN KLK ("KLK SHARES") TO RM5 BILLION COMPRISING 5 BILLION KLK SHARES BY THE CREATION OF AN ADDITIONAL 4 BILLION KLK SHARES

"**THAT**, subject to the passing of the Ordinary Resolution, the authorised share capital of the Company be increased from RM1 billion comprising 1 billion KLK Shares to RM5 billion comprising 5 billion KLK Shares by the creation of an additional 4 billion KLK Shares and in consequence thereof, all relevant documents be hereby amended accordingly and that the 1st sentence of Clause 5 of the Memorandum of Association of the Company be amended to read as follows and that save for the amendment as aforesaid, the remainder of Clause 5 of the Memorandum of Association of the Company shall remain the same:

"5. *The share capital of the Company is RM5,000,000,000/- (Malaysian Currency) divided into 5,000,000,000 shares of RM1/- each.*"

CIMB INVESTMENT BANK BERHAD 18417-M

ORDINARY RESOLUTION

PROPOSED BONUS ISSUE OF 354,988,564 KLK SHARES ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER ("PROPOSED BONUS ISSUE")

"**THAT** subject to the approval of Bursa Malaysia Securities Berhad ("Bursa Malaysia") for the listing of and quotation for the Bonus Shares and other relevant authorities (if any), the Directors of KLK be and are hereby authorised to capitalise a total sum of RM354,988,564 from the distributable capital reserves of the Company as set out in the Circular to shareholders dated 29 December 2006, and that the same be applied in making payment in full at par for 354,988,564 Bonus Shares to be issued and allotted to all shareholders of the Company whose names appear in the Register of Members and Record of Depositors of the Company at the close of business on a date to be determined later by the Board of Directors of KLK ("Entitlement Date"), on the basis of one (1) Bonus Share for every two (2) existing KLK Shares held by the shareholders of the Company on the Entitlement Date;

THAT such Bonus Shares shall, upon issuance and allotment, rank equally in all respects with the existing KLK Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the Bonus Shares;

THAT the Bonus Shares be listed on the Main Board of Bursa Malaysia;

AND THAT the Directors of the Company be and are hereby empowered and authorised:

(a) to deal with any fractional entitlement and fraction of a Bonus Share that may arise from the Proposed Bonus Issue in such a manner as they shall in their absolute discretion deem fit and in the interest of the Company;

(b) to do all acts, deeds and things and to execute, sign, deliver and cause to be delivered on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Bonus Issue;

(c) to assent to any condition, modification, variation and/or amendment to the terms of the Proposed Bonus Issue as may be required by any of the relevant authorities or in such manner as the Directors may in their discretion deem fit for the benefit of the Company; and

(d) to take all steps as they consider necessary in connection with the Proposed Bonus Issue."

By Order of the Board

J. C. Lim
Fan Chee Kum
Company Secretaries

Ipoh, Perak,
Malaysia
29 December 2006

Notes:

1. *A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.*

2. *The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.*

CIMB INVESTMENT BANK BERHAD 18417-M

3. *For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Listing Requirements, a Record of Depositors as of 5 February 2007 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.*

(This announcement is dated 28 December 2006)

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

CIMB INVESTMENT BANK BERHAD 18417-M

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/12/2006 03:52:27 PM**
Reference No **KL-061204-AF5F2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* *Stock name*	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **27/11/2006**	* **500,000**	
Acquired	**28/11/2006**	**12,400**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**51,483,200**
Direct (%)	:	**7.25**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**51,483,200**
* Date of notice	:	**28/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/12/2006 04:23:13 PM**
Reference No **KL-061206-DC8FD**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **30/11/2006**	* **75,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **51,558,200**
	Direct (%)	: **7.26**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **51,558,200**
*	Date of notice	: **30/11/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/12/2006 03:48:52 PM**
Reference No **KL-061208-A9879**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/12/2006**	* **97,600**	
Acquired	**01/12/2006**	**100,000**	
Disposed	**01/12/2006**	**100,000**	
Disposed	**04/12/2006**	**338,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **51,122,600**
	Direct (%)	: **7.2**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **51,122,600**
*	Date of notice	: **04/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/12/2006 04:32:18 PM**
Reference No **KL-061212-E945C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **05/12/2006**	* **150,000**	
Acquired	**06/12/2006**	**723,000**	
Acquired	**06/12/2006**	**200,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**51,895,600**
Direct (%)	:	**7.31**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**51,895,600**
* Date of notice	:	**06/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/12/2006 03:23:49 PM**
Reference No **KL-061214-855F9**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, *Jalan Raja Laut,* 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **08/12/2006**	* **367,400**	
Acquired	**08/12/2006**	**120,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**52,383,000**
Direct (%)	:	**7.38**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**52,383,000**
* Date of notice	:	**08/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/12/2006 04:07:38 PM**
Reference No **KL-061219-C54CB**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **11/12/2006**	* **99,700**	
Acquired	**12/12/2006**	**775,200**	
Disposed	**12/12/2006**	**17,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **53,240,900**
	Direct (%)	: **7.5**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **53,240,900**
*	Date of notice	: **12/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/12/2006 05:20:39 PM**
Reference No **KL-061220-2F2DC**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **13/12/2006**	* **569,400**	
Disposed	**13/12/2006**	**200,000**	
Disposed	**13/12/2006**	**30,000**	
Acquired	**14/12/2006**	**603,700**	
Disposed	**14/12/2006**	**50,000**	
Disposed	**14/12/2006**	**10,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **54,124,000**
Direct (%) : **7.62**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **54,124,000**

* Date of notice : **14/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 22/12/2006 03:38:53 PM
Reference No KL-061222-9A10B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **14/12/2006**	* **30,000**	
Acquired	**15/12/2006**	**520,000**	
Acquired	**15/12/2006**	**17,000**	
Acquired	**18/12/2006**	**1,515,000**	
Acquired	**18/12/2006**	**100,600**	
Acquired	**18/12/2006**	**400,000**	
Disposed	**18/12/2006**	**200,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **56,446,600**
Direct (%) : **7.95**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **56,446,600**

* Date of notice : **18/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/12/2006 11:58:18 AM**
Reference No **KL-061226-57DC5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **19/12/2006**	* **780,600**	
Acquired	**19/12/2006**	**20,000**	
Disposed	**19/12/2006**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**57,097,200**
Direct (%)	:	**8.04**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**57,097,200**
* Date of notice	:	**19/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/12/2006 02:46:51 PM**
Reference No **KL-061228-4C1F5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **20/12/2006**	* **1,639,000**	
Acquired	**21/12/2006**	**388,400**	
Acquired	**20/12/2006**	**59,200**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Purchase of shares managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**59,183,800**
Direct (%)	:	**8.34**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**59,183,800**
* Date of notice	:	**21/12/2006**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **29/12/2006 03:23:39 PM**
Reference No **KL-061229-83F55**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22/12/2006**	* **600,600**	
Disposed	**26/12/2006**	**2,800**	
Acquired	**26/12/2006**	**3,100**	
Acquired	**26/12/2006**	**100,000**	
Acquired	**22/12/2006**	**300,000**	
Disposed	**26/12/2006**	**43,800**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market, Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **60,140,900**
Direct (%) : **8.47**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **60,140,900**
* Date of notice : **26/12/2006**

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt of the next course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

The Notice of Extraordinary General Meeting ("EGM") to be held at Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia, on Wednesday, 14 February 2007 at 12.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fourth Annual General Meeting of the Company which will be held on the same day at the same venue at 12.00 noon, whichever is later, together with the Form of Proxy are enclosed.

You may appoint not more than two proxies to attend and vote on your behalf. If you wish to do so, you must complete and deposit the Form of Proxy at our Registered Office at Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not later than 48 hours before the time set for the EGM. However, you may still attend and vote in person at the EGM even after you have already lodged the Form of Proxy.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS IN RELATION TO THE

- **PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL OF KUALA LUMPUR KEPONG BERHAD ("KLK"); AND**
- **PROPOSED BONUS ISSUE OF 354,988,564 ORDINARY SHARES OF RM1.00 EACH IN KLK ("KLK SHARE") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER**

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Adviser

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)

Last day and time to lodge the Form of Proxy	:	Monday, 12 February 2007, 12.30 p.m.
Date and time of the EGM	:	Wednesday, 14 February 2007, 12.30 p.m. or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fourth Annual General Meeting which will be held on the same day at the same venue at 12.00 noon, whichever is later.

This Circular is dated 29 December 2006

This page is intentionally left blank

DEFINITIONS

Unless the context otherwise requires, the following definitions shall apply throughout this Circular:

Act	:	Companies Act, 1965, as amended from time to time and includes any re-enactment thereof
Board	:	Board of Directors of KLK
Bonus Shares	:	The 354,988,564 new KLK Shares, credited as fully paid-up, to be issued pursuant to the Proposed Bonus Issue
Bursa Malaysia	:	Bursa Malaysia Securities Berhad (635998-W)
CIMB	:	CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) (18417-M)
EGM	:	Extraordinary General Meeting
Entitlement Date	:	The date on which by the close of business on that date you must be registered as a shareholder and your name appear in our Register of Members and Record of Depositors in order for you to be entitled to the Proposed Bonus Issue. This date will be determined and announced later by our Board.
KLK Group or Group	:	KLK and its subsidiaries
KLK or Company		Kuala Lumpur Kepong Berhad (15043-V)
KLK Shares	:	Ordinary shares of RM1.00 each in KLK
Listing Requirements	:	Listing Requirements of Bursa Malaysia including any amendments which may be made from time to time
Market Day	:	Any day between Monday and Friday, both days inclusive, which is not a public holiday and on which Bursa Malaysia is open for trading of securities
Proposals	:	Proposed IASC and Proposed Bonus Issue
Proposed Bonus Issue	:	Proposed bonus issue of 354,988,564 Bonus Shares, credited as fully paid-up, on the basis of 1 Bonus Share for every 2 existing KLK Shares held on the Entitlement Date
Proposed IASC	:	Proposed increase in authorised share capital of KLK
Currencies		
CHF	:	Swiss Francs
RM and sen	:	Ringgit Malaysia and sen respectively
Rp	:	Indonesian Rupiah
USD	:	US Dollar

Words importing the singular only shall include the plural and vice versa and words importing the masculine gender shall, where applicable include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

All references to the time of day in this Circular are references to Malaysian time.

All references to "our Company" in this Circular is to KLK, references to "our Group" and "the KLK Group" are to our Company and our subsidiaries and references to "we", "us", "our" and "ourselves" are to our Company, and save where the context otherwise requires, shall include our subsidiaries.

All references to "you" in this Circular are to the shareholders of our Company.

CONTENTS

LETTER TO OUR SHAREHOLDERS CONTAINING:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office

Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak
Malaysia

29 December 2006

Board of Directors:

Dato' Seri Lee Oi Hian – Chairman/CEO *(Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R.M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*

To Our Shareholders

Dear Sir/Madam,

- **PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL OF KLK; AND**
- **PROPOSED BONUS ISSUE OF 354,988,564 KLK SHARES TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER**

---

1. INTRODUCTION

1.1 On 22 November 2006, CIMB announced on our behalf that we propose to:

(i) increase the authorised share capital of KLK from RM1 billion to RM5 billion by the creation of an additional 4 billion KLK Shares; and

(ii) issue 354,988,564 Bonus Shares, to be credited as fully paid-up, on the basis of 1 Bonus Share for every 2 existing KLK Shares held on the Entitlement Date.

1.2 The purpose of this Circular is to provide you with the details of the Proposals and to seek your approval for the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM.

WE ADVISE YOU TO READ AND CONSIDER CAREFULLY THE CONTENTS OF THIS CIRCULAR BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSALS TO BE TABLED AT THE FORTHCOMING EGM.

2. DETAILS OF THE PROPOSALS

2.1 Proposed IASC

The Proposed IASC involves an increase in the authorised share capital of our Company from RM1 billion comprising 1 billion KLK Shares to RM5 billion comprising 5 billion KLK Shares by the creation of an additional 4 billion KLK Shares.

2.2 Proposed Bonus Issue

2.2.1 Number of Bonus Shares to be issued

The Proposed Bonus Issue involves the issuance of 354,988,564 new KLK Shares to be credited as fully paid-up, on the basis of 1 Bonus Share for every 2 existing KLK Shares held on the Entitlement Date.

The number of Bonus Shares to be issued was arrived at based on the number of shares in issue of our Company as at 22 November 2006 of 712,516,128 KLK Shares and after deducting 2,539,000 KLK Shares which we hold as treasury shares.

Our Board will, in its absolute discretion, deal with any fractional entitlements of the Proposed Bonus Issue in a manner as it deems fit in the interest of our Company.

2.2.2 Capitalisation of Reserves

The Proposed Bonus Issue will be effected by way of capitalising RM354,988,564 from our distributable capital reserves.

Our audited distributable capital reserves as at 30 September 2006 amounts to RM1,427,948,000.

Our Board confirms that the distributable capital reserves to be capitalised for the purposes of the Proposed Bonus Issue are unimpaired by losses.

KPMG, our external auditors had on 20 December 2006 confirmed that our Company has sufficient reserves to be capitalised for the Proposed Bonus Issue based on our latest audited financial statements for the financial year ended 30 September 2006.

2.2.3 Ranking of the Bonus Shares

The Bonus Shares will, upon allotment and issuance, rank equally in all respects with the then existing issued and paid-up KLK Shares, except that they will not be entitled to any dividends, rights, allotments or other distributions, where the entitlement date is prior to the date of the allotment of the Bonus Shares. For the avoidance of doubt, the Bonus Shares will also not be entitled to any dividends that may be declared for the financial year ended 30 September 2006.

2.2.4 We will allot and issue the Bonus Shares, despatch notices of allotment to you and make an application to Bursa Malaysia for the listing of and quotation for the Bonus Shares on the Main Board of Bursa Malaysia within 8 Market Days after the Entitlement Date.

3. RATIONALE FOR THE PROPOSALS

3.1 Proposed IASC

The Proposed IASC is to facilitate the Proposed Bonus Issue.

3.2 Proposed Bonus Issue

The Proposed Bonus Issue will increase our share capital base to better reflect the size of our Group's operations and also to reward you for your support and loyalty to our Group. The Proposed Bonus Issue will also enable you to have greater participation in our equity in terms of number of shares held while maintaining your percentage of equity interest.

4. EFFECTS OF THE PROPOSALS

4.1 Proposed IASC

The Proposed IASC will not have any effect on our issued and paid-up share capital, net assets per share, earnings per share, substantial shareholders' shareholding, dividend and/or gearing.

4.2 Proposed Bonus Issue

4.2.1 *Issued and Paid-Up Share Capital*

The effects of the Proposed Bonus Issue on our issued and paid-up share capital are as follows:

	No. of KLK Shares
Issued and paid-up share capital as at 22 November 2006	709,977,128*
To be issued pursuant to the Proposed Bonus Issue	354,988,564
Enlarged issued and paid-up share capital	1,064,965,692

Note:

* *Excludes 2,539,000 treasury shares held by our Company.*

4.2.2 Net Assets per Share

The proforma effects of the Proposed Bonus Issue on our consolidated net assets per share are as follows:

	Audited as at 30 September 2006 RM000	After the Proposed Bonus Issue RM000
Share capital	712,516	1,067,505
Non-distributable reserves	339,483	339,483
Distributable capital reserves	1,150,824	795,705[1]
Other distributable reserves	2,305,513	2,305,513
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' funds	4,494,889	4,494,759
Minority interests	168,795	168,795
Consolidated net assets	4,663,684	4,663,554
Number of KLK Shares in issue (000)	709,977^	1,064,966^
Consolidated Net Assets per KLK Share (RM)	6.57	4.38

Notes:

^ *Excluding 2,539,000 treasury shares held by our Company.*

1 *After taking into account the estimated expenses of RM130,000 in relation to the Proposed Bonus Issue.*

4.2.3 Earnings per Share

The Proposed Bonus Issue will not have any effect on our Group's earnings except that our Group's earnings per share will correspondingly be diluted as a result of the increase in our issued and paid-up share capital.

4.2.4 Substantial Shareholders' Shareholding

The Proposed Bonus Issue will not have any effect on our substantial shareholders' shareholdings except for the proportionate increase in the number of KLK Shares held.

4.2.5 Dividends

Our Company had on 9 August 2006 paid an interim dividend of 10 sen per KLK Share, less income tax of 28% for the financial year ended 30 September 2006 amounting to approximately RM51.1 million. Our Board recommended the payment of a final dividend of 10 sen per KLK Share, less income tax of 27% for the financial year ended 30 September 2006 totalling approximately RM51.8 million, and a special dividend of 30 sen per KLK Share, less income tax of 27% for the financial year ended 30 September 2006 amounting to approximately RM155.5 million. However, the decision to declare and pay dividends in the future would depend on our Group's performance, cash flow position and financing requirements.

4.2.6 Gearing

The Proposed Bonus Issue will not have any effect on our gearing.

5. APPROVALS REQUIRED FOR THE PROPOSALS

The Proposals are subject to the following approvals being obtained:

(i) Bursa Malaysia for the listing of and quotation for the Bonus Shares on the Main Board of Bursa Malaysia; and

(ii) Your approval at the forthcoming EGM.

6. ESTIMATED TIME FRAME FOR COMPLETION

The Proposals are expected to complete by the first quarter of 2007.

7. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED WITH THEM

None of our Directors and/or major shareholders or any persons connected with them have any interest, direct or indirect, in the Proposals other than that derived as a shareholder of our Company.

8. DIRECTORS' RECOMMENDATION

Our Board, after careful consideration of all aspects of the Proposals is of the opinion that the Proposals are in our Company's and in your best interest. Accordingly, our Board recommends that you vote in favour of the resolutions to be tabled at our forthcoming EGM to give effect to the Proposals.

9. EGM

An EGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of our Thirty-Fourth Annual General Meeting which will be held on the same day at the same venue at 12.00 noon, whichever is later, for the purpose of considering and, if thought fit, passing the resolutions to approve the Proposals.

If you are unable to attend and vote in person at our forthcoming EGM, you may complete, sign and return the Form of Proxy enclosed in this Circular as soon as possible so as to arrive at our Registered Office at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not later than 48 hours before the time set for our EGM or any adjournment thereof. If you have lodged the Form of Proxy, you may also attend and vote in person at our EGM if you subsequently wish to do so.

10. FURTHER INFORMATION

You should refer to the enclosed appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors

DATO' SERI LEE OI HIAN
Chairman/CEO

FURTHER INFORMATION

1. Directors' Responsibility Statement

Our Directors have seen and approved this Circular and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that, after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts the omission of which would make any information in this Circular misleading.

2. Written Consent

CIMB, the Adviser for the Proposals, has given and has not subsequently withdrawn its written consent to the inclusion of its name in this Circular and all references thereto in the form and context in which it appears.

KPMG, being named as our external auditors in this Circular, has given and has not subsequently withdrawn its written consent to the inclusion of its name in this Circular and all references thereto in the form and context in which it appears.

3. Conflict of Interest

CIMB is not aware of any circumstances which would give rise to a possible conflict of interest situation in their capacity as the Adviser to our Company for the Proposals.

4. Material Contracts

Save as disclosed below, neither we nor our subsidiaries have entered into any material contracts (not being contracts entered into in the ordinary course of business of the Group) during the past 2 years preceding the date of this Circular:

(i) Sale and Purchase Agreement dated 18 December 2006 between KLK and Mrs. Esther Dale-Kolb to acquire from the latter 800 registered shares of CHF 1,000 each representing equity interest of 100% in Dr. W. Kolb Holding AG for a cash consideration of CHF 135,000,000. This transaction is pending completion.

(ii) Sale and Purchase Agreement dated 26 June 2006 between KLK Overseas Investments Ltd and Taiko Marketing (S) Pte Ltd for the acquisition of a 100% equity stake consisting of one share with a fully subscribed value of Euro 100,000 in F. Holm Chemie Handels GmbH from the latter for a total cash consideration of Euro 597,395. This transaction has been completed.

(iii) Sale and Purchase Agreements dated 12 June 2006 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 85% equity stake from Budi Martono and a 5% equity stake from Kok Owen Lesmana consisting of a total of 2,700 ordinary shares of Rp1,000,000 each in PT. Mulia Agro Permai for a cash consideration of USD2,025,000. This transaction has been completed.

(iv) Joint Venture Agreement dated 16 January 2006 between KLK, Capital Bliss Investments Limited and Davos Life Science Pte. Ltd. to regulate the relationship of KLK and Capital Bliss Investments Limited as members of Davos Life Science Pte. Ltd.

(v) Sale and Purchase Agreement dated 11 January 2006 between KL-Kepong Plantation Holdings Sdn Bhd and Delta Rank International Limited to acquire from the latter the entire issued and paid-up share capital of Tri-Force Element Inc. and Double Jump Limited comprising of one ordinary share of USD1 in each of the companies for a total cash consideration of RM22,000,000. This transaction has been completed.

(vi) Aircraft Purchase Agreement dated 27 December 2005 between KLK and Cessna Aircraft Company for the acquisition by KLK of a Cessna Citation jet for approximately USD5,495,000. This transaction has been completed.

(vii) Share Sale Agreement dated 6 December 2005 between KLK and Knoxfield Sdn Bhd, a wholly-owned subsidiary of Bolton Berhad, to acquire from the latter a 51% equity stake comprising 13,989,300 ordinary shares of RM1.00 each in Stolthaven (Westport) Sdn Bhd for a cash consideration of RM12,316,500. This transaction has been completed.

(viii) Sale and Purchase Agreement dated 25 October 2005 entered into by KLK with Capital Bliss Investments Limited to acquire from the latter a 51% equity stake in Davos Life Science Pte. Ltd. comprising 306,001 ordinary shares of USD1 each for a cash consideration of USD15,306,000. This transaction has been completed.

5. Material Litigation

Save as disclosed below, neither we nor our subsidiaries are engaged in any material litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of our Group, and our Directors are not aware of any proceedings pending or threatened, or of any facts likely to give rise to any proceedings which may materially and adversely affect the position or business of our Group:

(i) KL High Court Suit No. D4-22-1805-2004, Glamour Green Sdn Bhd ("GGSB") vs AmBank Berhad ("AmBank"), KLK and Ablington Holdings Sdn Bhd ("AHSB")

a. On 16 December 2004, GGSB filed a suit against AmBank, KLK, and AHSB (collectively, "the Defendants") seeking, inter alia:

- a declaration that AmBank had on 14 December 2004, wrongly sold 35 million ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF Shares") belonging to GGSB, to AHSB;

- an interim injunction to restrain any dealings with the 35 million LPF Shares; and

- an interim injunction restraining AHSB from continuing with a mandatory general offer ("MGO") in respect of the remaining LPF Shares not already owned by AHSB.

Pursuant thereto, GGSB obtained an ex-parte interim injunction on 16 December 2004, to restrain the Defendants from dealing with the 35 million LPF Shares and AHSB from continuing with the MGO.

The trial of the Suit was heard between 1 and 5 August 2005 and the High Court ruled in favour of the Defendants. However GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 30 June 2006 to redeem the LPF Shares by payment of RM99.5 million to AmBank. The Defendants have filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. No date has yet been fixed for this leave application.

b. Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF Shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on Ladang Perbadanan-Fima Berhad ("LPF"). However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) to restrain the sale and the MGO.

(ii) KL High Court Suit No. D2-22-1033-2006 ("GGSB's 2nd Suit"), GGSB vs KLK, AHSB, AmBank and AmSec Nominees Sdn Bhd

a. GGSB obtained an ex-parte injunction on 24 July 2006 (in relation to GGSB's 2nd Suit) to restrain the sale of 35 million LPF Shares by AmBank to AHSB on 20 July 2006 and the MGO by AHSB/ KLK.

b. KLK and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 26 February 2007.

(iii) KL High Court Suit No. D5-22-554-2006 ("the Taipan Suit"), Taipan Heritage Sdn Bhd, Value Heights Sdn Bhd, Leader Heights Sdn Bhd, Full Appraisal Sdn Bhd and Yewlit Corporation Sdn Bhd ("the Plaintiffs") vs AmBank, KLK, AHSB, GGSB and LPF

a. The Plaintiffs have filed a suit claiming to be shareholders of LPF and seeking various reliefs. No hearing date has been fixed for the Taipan Suit.

6. Corporate Exercises or Schemes Announced but Pending Completion

Save as disclosed below and save for the Proposals, as at the date of this Circular, we have not announced any corporate exercise or scheme which has yet to be completed:

(i) On 14 December 2004, we announced that our subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), had acquired 35,000,000 ordinary shares in Ladang Perbadanan-Fima Berhad ("LPF"), representing approximately 30.6% equity interest therein, for a total cash consideration of RM99.75 million ("LPF Acquisition"). After the LPF Acquisition, AHSB held approximately 46.0% equity interest in LPF. In accordance with the provisions of the Malaysian Code on Take-Overs and Mergers, 1998, AHSB extended a conditional mandatory offer to the other shareholders of LPF for the remaining shares in LPF not already owned by AHSB ("Offer"), by serving a Notice of Conditional Mandatory Offer to the Board of Directors of LPF on the same date. However, on 16 December 2004, Glamour Green Sdn Bhd served an interim injunction on AHSB and KLK, restraining the completion of the LPF Acquisition and the Offer. The case was brought to trial. Please refer to Section 5 above for the status of the litigation; and

(ii) The proposed acquisition of 100% equity interest in Dr. W. Kolb Holding AG, as detailed in Section 4(i) above.

The Proposals are not conditional to any of the corporate exercise or scheme disclosed above.

7. Historical Share Prices

The monthly highest and lowest prices of KLK Shares as traded on Bursa Malaysia for the past 12 months from December 2005 to November 2006 are as follows:

	High RM	Low RM
2005		
December	8.50	8.10
2006		
January	9.00	8.25
February	9.40	8.90
March	9.55	8.95
April	10.10	9.15
May	11.00	9.80
June	10.30	9.15
July	11.50	9.75
August	11.80	10.80
September	12.10	10.50
October	11.90	10.70
November	14.00	11.70

Last transacted price of KLK Shares on 22 November 2006, before the announcement of the Proposals	RM13.90
Last transacted price of KLK Shares on 18 December 2006, being the latest practicable date prior to the printing of this Circular	RM13.10

(Source: Bursa Malaysia and Bloomberg)

8. Documents Available for Inspection

Copies of the following documents are available for inspection at our Registered Office at Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia during normal business hours on Mondays to Fridays (except public holidays) from the date of this Circular up to and including the date of the forthcoming EGM:

(i) Memorandum and Articles of Association of KLK;

(ii) Our audited consolidated financial statements for the 2 financial years ended 30 September 2005 and 30 September 2006;

(iii) Letter of confirmation from KPMG, our external auditors, on the sufficiency of distributable capital reserves to implement the Proposed Bonus Issue,

(iv) Letters of consent referred to in Section 2 above;

(v) Material contracts referred to in Section 4 above; and

(vi) The cause papers in relation to the material litigation set out in Section 5 above.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Kuala Lumpur Kepong Berhad ("KLK" or the "Company") will be held at Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Thirty-Fourth Annual General Meeting of the Company which will be held on the same day at the same venue at 12.00 noon, whichever is later, for the purpose of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION

PROPOSED INCREASE IN THE AUTHORISED SHARE CAPITAL OF KLK FROM RM1 BILLION COMPRISING 1 BILLION ORDINARY SHARES OF RM1.00 EACH IN KLK ("KLK SHARES") TO RM5 BILLION COMPRISING 5 BILLION KLK SHARES BY THE CREATION OF AN ADDITIONAL 4 BILLION KLK SHARES

"**THAT**, subject to the passing of the Ordinary Resolution, the authorised share capital of the Company be increased from RM1 billion comprising 1 billion KLK Shares to RM5 billion comprising 5 billion KLK Shares by the creation of an additional 4 billion KLK Shares and in consequence thereof, all relevant documents be hereby amended accordingly and that the 1st sentence of Clause 5 of the Memorandum of Association of the Company be amended to read as follows and that save for the amendment as aforesaid, the remainder of Clause 5 of the Memorandum of Association of the Company shall remain the same:

"5. *The share capital of the Company is RM5,000,000,000/- (Malaysian Currency) divided into 5,000,000,000 shares of RM1/- each."*

ORDINARY RESOLUTION

PROPOSED BONUS ISSUE OF 354,988,564 KLK SHARES ("BONUS SHARES") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER ("PROPOSED BONUS ISSUE")

"**THAT** subject to the approval of Bursa Malaysia Securities Berhad ("Bursa Malaysia") for the listing of and quotation for the Bonus Shares and other relevant authorities (if any), the Directors of KLK be and are hereby authorised to capitalise a total sum of RM354,988,564 from the distributable capital reserves of the Company as set out in the Circular to shareholders dated 29 December 2006, and that the same be applied in making payment in full at par for 354,988,564 Bonus Shares to be issued and allotted to all shareholders of the Company whose names appear in the Register of Members and Record of Depositors of the Company at the close of business on a date to be determined later by the Board of Directors of KLK ("Entitlement Date"), on the basis of one (1) Bonus Share for every two (2) existing KLK Shares held by the shareholders of the Company on the Entitlement Date;

THAT such Bonus Shares shall, upon issuance and allotment, rank equally in all respects with the existing KLK Shares, save and except that they shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the Bonus Shares;

THAT the Bonus Shares be listed on the Main Board of Bursa Malaysia;

AND THAT the Directors of the Company be and are hereby empowered and authorised:

(a) to deal with any fractional entitlement and fraction of a Bonus Share that may arise from the Proposed Bonus Issue in such a manner as they shall in their absolute discretion deem fit and in the interest of the Company;

(b) to do all acts, deeds and things and to execute, sign, deliver and cause to be delivered on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Bonus Issue;

(c) to assent to any condition, modification, variation and/or amendment to the terms of the Proposed Bonus Issue as may be required by any of the relevant authorities or in such manner as the Directors may in their discretion deem fit for the benefit of the Company; and

(d) to take all steps as they consider necessary in connection with the Proposed Bonus Issue."

By Order of the Board

J. C. Lim
Fan Chee Kum
Company Secretaries

Ipoh, Perak,
Malaysia
29 December 2006

Notes:

1. *A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.*

2. *The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.*

3. *For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Paragraph 7.18(2) of the Bursa Malaysia Listing Requirements, a Record of Depositors as of 5 February 2007 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.*

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

FORM OF PROXY

ONLY ORIGINAL PROXY FORM WILL BE ACCEPTED

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ....

(Block Letters)

of ....

being a member of KUALA LUMPUR KEPONG BERHAD hereby appoint ....

.... NRIC/ Passport No.: ....

and/or* .... NRIC/ Passport No.: ....

or failing him THE CHAIRMAN OF THE MEETING as my/ our proxies to vote for me/ us and on my/ our behalf at the Extraordinary General Meeting of the Company to be held on 14 February 2007 and at any adjournment thereof, and to vote as indicated below:

Resolution	Relating to	For	Against
Special Resolution	Proposed Increase in Authorised Share Capital		
Ordinary Resolution	Proposed Bonus Issue		

Date ....

....
Signature/ Common Seal of Shareholder

Notes:

1. *A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy may but need not be a member of the Company and the provisions of Section 149(1)(b) of the Companies Act, 1965 shall not apply. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.*

2. *The instrument appointing a proxy and the power of attorney or other authority (if any) under which it was signed and authorised must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.*

3. *Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.*

4. *The proxy will vote or abstain at his discretion if no indication is given on the proxy form.*

5. *A member will not be allowed to attend the meeting together with a proxy appointed by him.*

* *Whichever that is not applicable must be deleted.*

Fold this flap for sealing

Then fold here

Affix Stamp

The Company Secretaries
Kuala Lumpur Kepong Berhad
Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh
Perak
Malaysia

1st fold here

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Bursa Malaysia Securities Berhad has not perused the Circular on Proposed Authority to Buy Back Shares and the Proposed Amendments of Articles prior to its issuance and takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated In Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to the

PART A

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

PART B

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

PART C

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Notice of Annual General Meeting as set out in the Company's 2006 Annual Report is sent to you together with this Circular. The Annual General Meeting will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon. Shareholders are advised to refer to the Notice of Annual General Meeting and the Proxy Form which are incorporated in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2006.

A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his stead. The completed Proxy Form should be lodged at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

This Circular is dated 29 December 2006

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DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"Act"	:	Companies Act, 1965 as amended from time to time and includes any re-enactment thereof.
"AGM"	:	Annual General Meeting.
"Board"	:	Board of Directors of KLK.
"Bursa Malaysia"	:	Bursa Malaysia Securities Berhad (635998-W).
"Directors"	:	As defined in Section 4 of the Act. Directors or Chief Executive Officer of KLK and for the purposes of the Proposed Shareholders' Mandate, directors or chief executive officer of the KLK Group. This includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a Director or a Chief Executive Officer of KLK or its subsidiaries.
"EPS"	:	Earnings per share.
"Issued and Paid-up Share Capital"	:	RM712,516,128 comprising 712,516,128 ordinary shares of RM1.00 each in KLK, of which 2,539,000 ordinary shares are held as treasury shares as at 1 December 2006.
"KLK" or "the Company"	:	Kuala Lumpur Kepong Berhad (15043-V).
"KLK Group" or "the Group"	:	KLK and its subsidiaries.
"Listing Requirements"	:	The Listing Requirements of Bursa Malaysia, including any amendments to the same that may be made from time to time.
"Major Shareholder"	:	A person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the Company. This includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a Major Shareholder of KLK or its subsidiaries. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act.
"NA"	:	Net assets.
"Ordinary Resolution"	:	The ordinary resolution pertaining to the Proposed Authority to Buy Back Shares or Proposed Shareholders' Mandate, as the case may be.
"Proposed Amendments of Articles"	:	Proposed Amendments to the Articles of Association of the Company as in the Annexure to the Part C of this Circular.

"Proposed Authority to Buy Back Shares"	:	A proposal of the Company to grant its Directors a general mandate to exercise the authority to carry out a share buy-back of its own Shares of up to a maximum of 10% of its Issued and Paid-up Share Capital (excluding the treasury shares).
"Proposed Shareholders' Mandate"	:	Proposed Shareholders' Mandate for the Company and/or its subsidiary companies to enter into recurrent Related Party Transactions of a revenue or trading nature in the ordinary course of business which are necessary for the KLK Group's day-to-day operations.
"Recurrent Related Party Transactions"	:	Related Party Transactions involving recurrent transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.
"Related Party"	:	A director, Major Shareholder of KLK or its subsidiaries or a person connected with such director or Major Shareholder.
"Related Party Transaction"	:	A transaction entered into by the KLK Group which involves the interest, direct or indirect, of a Related Party.
"Shares"	:	Issued and paid-up ordinary shares of RM1.00 each in KLK.
"The Code"	:	Malaysian Code on Take-Overs and Mergers 1998.

Currencies

"CHF"	:	Swiss Francs
"RM and sen"	:	Ringgit Malaysia and sen respectively.
"Rp"	:	Indonesian Rupiah
"USD"	:	US Dollar

Note : Words importing the singular number only shall include the plural number, and vice-versa.

CONTENTS

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AUTHORITY TO BUY BACK SHARES CONTAINING:

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING:

PART C

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED AMENDMENTS OF ARTICLES CONTAINING:

PART A
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED AUTHORITY
TO BUY BACK SHARES

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

29 December 2006

Directors:

Dato' Seri Lee Oi Hian – *Chairman/CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R.M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY OF AN AMOUNT NOT EXCEEDING 10% OF THE TOTAL ISSUED AND PAID-UP SHARE CAPITAL OF THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

At the Company's Extraordinary General Meeting held on 22 February 2006, your Directors had obtained shareholders' approval for the Directors to purchase on the Bursa Malaysia an amount not exceeding 10% of the issued and paid-up share capital (excluding treasury shares) of the Company as at 1 December 2005 or up to approximately 70.9 million of the Company's shares.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 22 November 2006 that it will seek new shareholders' mandate on the Proposed Authority to Buy Back Shares by the Company at the forthcoming AGM to be held on 14 February 2007.

1.2 Validity Period

The aforesaid Proposed Authority to Buy Back Shares would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed

by ordinary resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part A of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares by the Company, to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES BY THE COMPANY

2.1 Quantum and Funding

Your Directors propose to seek a new mandate from shareholders to purchase up to 70,900,000 Shares representing an amount not exceeding 10% of the current Issued and Paid-up Share Capital of the Company comprising 709,977,128 Shares (excluding treasury shares) as at 1 December 2006, on Bursa Malaysia through its appointed stockbrokers as approved by the Bursa Malaysia. The Proposed Authority to Buy Back Shares is in compliance with paragraph 12.09 of the Listing Requirements.

Your Directors therefore propose to allocate an amount of up to RM1,087 million for the Proposed Authority to Buy Back Shares which represents the audited retained profits of the Company as at 30 September 2006, to purchase up to an amount not exceeding 10% of the Issued and Paid-up Share Capital of the Company (excluding treasury shares) as at 1 December 2006. This however, will be done in accordance with Section 67A of the Act (as may be amended, modified or re-enacted from time to time) and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of any share buy-back.

The funding for the Proposed Authority to Buy Back Shares will be sourced wholly from internally generated funds.

2.2 Treatment of Shares Purchased

Section 67A of the Act allows for purchased shares to be cancelled upon purchase, be held as treasury shares or a combination of both. Where the Shares so purchased are cancelled, the Company's Issued and Paid-up Share Capital shall be diminished by the Shares so cancelled and the amount by which the Company's issued capital is diminished shall be transferred to a capital redemption reserve. It is pertinent to note that the cancellation of shares made pursuant to Section 67A of the Act, shall not be deemed to be a reduction in share capital as the capital redemption reserve shall be treated as if it is part of shareholders' funds. Where the Shares so purchased are retained as treasury shares, the shares may be distributed as share dividends to shareholders, be resold on the Bursa Malaysia, or subsequently be cancelled. Your Directors intend to either retain the purchased Shares as treasury shares, or cancel the Shares purchased or a combination of both.

2.3 Pricing

The Company may only purchase its own Shares at a price which is not more than 15% above the weighted average market price on the Bursa Malaysia for the past 5 market days immediately preceding the date of the purchase(s).

In the case of a subsequent resale of the retained treasury shares, if any, your Directors may only resell treasury shares on the Bursa Malaysia at a price which is:

(a) not less than the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s); or

(b) not less than 5% below the weighted average market price of the Shares for the past 5 market days immediately preceding the date of the resale(s) provided that:

   (i) the resale takes place no earlier than 30 days from the date of purchase; and

   (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.4 Public Shareholding Spread

As at 1 December 2006, the public shareholding spread of the Company was approximately 44.96%. Assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2006, the pro-forma public shareholding spread of the Company will decrease to approximately 34.97%.

Notwithstanding the above, your Directors are mindful of the requirement of the Bursa Malaysia that any purchase of Shares by the Company must not result in the public shareholding spread of KLK falling below 25% of its Issued and Paid-up Share Capital.

2.5 Implication relating to the Code

Under the Code, a director and any persons acting in concert with him or a relevant shareholder will be required to make a mandatory general offer for the remaining ordinary shares of the Company not already owned by him/them if his/their stake in the Company is increased to beyond 33% or if his/their existing shareholdings is between 33% and 50% and increases by another 2% in any subsequent 6 months period.

Based on the shareholding as at 1 December 2006 Batu Kawan Berhad together with parties acting in concert, holds more than 33% but less than 50% of the voting shares of the Company. In the event that the Proposed Authority to Buy Back Shares of up to 10% of the Company's Issued and Paid-up Share Capital (excluding treasury shares) is carried out in full within a period of 6 months, the combined holdings of Batu Kawan Berhad and the parties acting in concert will increase by an additional 2% or more. Batu Kawan Berhad's shareholding as at 1 December 2006 in KLK was 330,601,018 shares or 46.57% of the voting shares of the Company.

Pursuant to the Code; Batu Kawan Berhad and the parties acting in concert will be obliged to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by them collectively.

However, an exemption from a mandatory offer obligation may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to Batu Kawan Berhad and the parties acting in concert complying with certain conditions, if the obligation is triggered as a result of action outside their direct participation.

Your Directors are mindful on the requirements of the Code and will continue to be mindful of the requirements when making any purchase pursuant to the Proposed Authority to Buy Back Shares.

2.6 Advantages and Disadvantages

The Proposed Authority to Buy Back Shares will reduce the financial resources of the KLK Group. This may result in the Group foregoing future investment opportunities and/or any income that may be derived from the deposit of funds in interest bearing instruments.

However, the financial resources of the KLK Group may increase should the purchased Shares held as treasury shares be subsequently re-sold at prices higher than their purchased prices. Your Directors undertake to buy back KLK shares only after giving due consideration to the potential impact on the KLK Group's earnings and only if they are of the opinion that it would be in the interest of the Company and its shareholders.

2.7 Purchases, Cancellation and Resales made in the Previous 12 Months

KLK has not made any purchases or cancellation of its own shares or re-sold any of its treasury shares in the 12 months preceding the date of this Circular.

Details of the shares bought back and currently held as treasury shares are as follows:

Month	No. of shares bought back and held as treasury shares	Per share: Highest price paid RM	Per share: Lowest price paid RM	Per share: Average price paid RM	Total consideration RM'000
February 99	1,208,000	5.90	5.10	5.58	6,823
March 99	1,131,000	5.25	4.72	4.86	5,559
January 02	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

2.8 Historical Share Prices

The monthly highest and lowest transacted prices of the Shares on the Bursa Malaysia for the past 12 months from December 2005 to November 2006 are as follows:

	High RM	Low RM
2005		
December	8.50	8.10
2006		
January	9.00	8.25
February	9.40	8.90
March	9.55	8.95
April	10.10	9.15

2006	High RM	Low RM
May	11.00	9.80
June	10.30	9.15
July	11.50	9.75
August	11.80	10.80
September	12.10	10.50
October	11.90	10.70
November	14.00	11.70

(Source: The Star)

The last transacted price of KLK Shares prior to the announcement on 22 November 2006 of the Proposed Authority to Buy Back Shares was RM13.90.

The last transacted price of KLK Shares on 18 December 2006 being the latest practicable date prior to the printing of this Circular, was RM13.10.

3. RATIONALE FOR THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares, if exercised, is expected to potentially benefit the Company and its shareholders as follows:

- The Company would expect to enhance the EPS of the Group (in the case where the Directors resolve to cancel the Shares so purchased and/or retain the Shares in treasury and the treasury shares are not subsequently resold) as the Shares purchased are not taken into account when calculating the number of shares in the Company. The increase in EPS, if any, arising from the Proposed Authority to Buy Back Shares may have a positive effect on the market price of KLK shares. Therefore, long term investors are expected to enjoy a corresponding increase in the value of their investments in the Company; and

- If the Shares bought back are kept as treasury shares, it will give the Directors an option to sell the Shares so purchased at a higher price and therefore make an exceptional gain for the Company. Alternatively, the Shares so purchased can be distributed as share dividends to shareholders.

4. EFFECTS OF THE PROPOSED AUTHORITY TO BUY BACK SHARES

Based on the assumption that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2006 the financial effects are summarised below:

(i) Share Capital

The effect of the Proposed Authority to Buy Back Shares on the Issued and Paid-up Share Capital of the Company assuming KLK buys and subsequently cancels up to 70,900,000 Shares representing an amount not exceeding 10% of the existing Issued and Paid-up Share Capital, is shown overleaf:

	No. of Ordinary Shares of RM1.00 each	RM
Existing as at 1 December 2006	712,516,128	712,516,128
Less: Number of KLK Shares currently held as treasury Shares if to be cancelled	2,539,000	2,539,000
Number of KLK Shares if to be cancelled pursuant to the Proposed Authority to Buy Back Shares	70,900,000	70,900,000
Upon completion of the Proposed Authority to Buy Back Shares	639,077,128	639,077,128

However, there will be no effect on the Issued and Paid-up Share Capital of KLK if the Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these KLK Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares or a class of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisition of meetings, quorum for meetings and the result of votes on resolutions.

(ii) NA per share and EPS

The Proposed Authority to Buy Back Shares will reduce the NA per share of the KLK Group if the purchase price exceeds the audited NA per share of the KLK Group at the time of the purchase and conversely will increase the NA per share of the KLK Group if the purchase price is less than the audited NA per share of the KLK Group at the time of purchase.

The audited NA of the KLK Group as at 30 September 2006 is RM4,495 million, representing a NA per share of RM6.33. The historical monthly highest and lowest price of KLK shares for the past 12 months to November 2006 as traded on the Bursa Malaysia are set out in Item 2.8.

The effects of the Proposed Authority to Buy Back Shares on the earnings of the KLK Group would depend on the purchase price and number of Shares purchased. The reduced issued and paid-up share capital subsequent to the Proposed Authority to Buy Back Shares will generally have a positive impact, all else being equal, on the Group's EPS.

(iii) Working Capital

The Proposed Authority to Buy Back Shares, if exercised, is likely to reduce the working capital of the Group to the extent of the amount of funds utilised for the purchases of the Shares.

Similarly, the working capital of the Group will increase to the extent of the amount of funds obtained from the resale of the Shares so purchased which are retained as treasury shares.

(iv) Cashflow

The Proposed Authority to Buy Back Shares, if exercised would reduce the cash reserves of the Company and the sum reduced will depend on the purchase prices and number of shares purchased pursuant to the Proposed Authority to Buy Back Shares.

(v) Dividends

The Proposed Authority to Buy Back Shares will not affect the dividend rate per share paid to shareholders.

(vi) Gearing

The Proposed Authority to Buy Back Shares will not have any effect on the gearing of KLK Group.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

The Directors, Major Shareholders and person(s) connected with the Directors and/or Major Shareholders of the KLK Group have no direct or indirect interest in the Proposed Authority to Buy Back Shares and resale of treasury shares, if any.

The table below shows the equity interests held directly and/or indirectly in KLK by the Directors and Major Shareholders as at 1 December 2006. The last column (b) shows their pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2006.

	Direct No. of Shares	Indirect No. of Shares	Total No. of Shares	(a) %	(b) %
Directors					
Dato' Seri Lee Oi Hian	48,000	334,351,018 [1]	334,399,018	47.10	52.33
YM Tengku Robert Hamzah	73,000	170,000 [2]	243,000	0.03	0.04
R.M. Alias	225,000	-	225,000	0.03	0.04
Dato' Lee Hau Hian	55,500	334,351,018 [1]	334,406,518	47.10	52.33
Tan Sri Dato' Thong Yaw Hong	70,000	- [3]	70,000	0.01	0.01
Datuk Abdul Rahman bin Mohd. Ramli	-	-	-	-	-
Yeoh Eng Khoon	240,000	2,059,000 [4]	2,299,000	0.32	0.36
Major Shareholders					
Batu Kawan Berhad	330,601,018	-	330,601,018	46.57	51.73
Employees Provident Fund Board (KWSP)	51,460,600 [5]	-	51,460,600 [5]	7.25	8.05

(a) Total percentage of shareholdings as at 1 December 2006.
(b) Pro-forma total percentage shareholdings in the Company assuming that the Proposed Authority to Buy Back Shares was carried out in full on 1 December 2006.

Notes:
[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*
[2] *Deemed interest through KTH Holdings Sdn Bhd.*
[3] *Excludes spouse's shareholdings following the delisting of KLK Shares from the London Stock Exchange effective from 1 May 2005.*
[4] *Deemed interest through Yeoh Chin Hin Investments Sdn Bhd. Excludes spouse's shareholdings following the delisting of KLK Shares from the London Stock Exchange effective from 1 May 2005.*
[5] *Includes those held through various nominee companies and fund managers.*

6. CONDITION PRECEDENT TO THE PROPOSED AUTHORITY TO BUY BACK SHARES

The Proposed Authority to Buy Back Shares is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Authority to Buy Back Shares are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Authority to Buy Back Shares** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution regarding the Proposed Authority to Buy Back Shares is incorporated in the Notice of AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2006 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon, for the purpose of considering and, if thought fit, passing the Ordinary Resolution to give effect to the Proposed Authority to Buy Back Shares.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2006 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

Dato' Seri Lee Oi Hian
Chairman/CEO

PART B
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED
SHAREHOLDERS' MANDATE

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh, Perak
Malaysia

29 December 2006

Directors:

Dato' Seri Lee Oi Hian – *Chairman/CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R.M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*

To: The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

1.1 Company's Announcement

At the Company's Extraordinary General Meeting held on 22 February 2006, your Directors had obtained shareholders' approval for the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations and are in the ordinary course of business of the Group.

The authority obtained by your Directors for the above transactions will, in accordance with the Listing Requirements, lapse at the conclusion of the forthcoming AGM unless a new mandate is obtained from shareholders.

Your Company had announced on 22 November 2006 that it will seek new shareholders' mandate on the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature at the forthcoming AGM to be held on 14 February 2007.

1.2 Validity Period

The aforesaid Proposed Shareholders' Mandate would become valid immediately upon the passing of the Ordinary Resolution and will expire at the conclusion of the next AGM of the Company unless the authority is further renewed by ordinary

resolution passed at that AGM (either unconditionally or subject to conditions) or upon the expiration of the period within which the next AGM is required by law to be held, or if earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting, whichever occurs first.

1.3 Shareholders' Approval

The purpose of Part B of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

2.1 Details of the Proposed Shareholders' Mandate

Part E, Chapter 10.09 of the Listing Requirements allows the Company to obtain at a general meeting a shareholders' mandate for recurrent Related Party Transactions which are of a revenue or trading nature necessary for the Group's day-to-day operations subject to the following:

- the transactions are in the ordinary course of business and are on terms not more favourable to the Related Party than those generally available to the public;

- the shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year; and

- in a meeting to obtain the shareholders' mandate, the interested director, interested major shareholder or interested person connected with a director or major shareholder, and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder, must not vote on the resolution approving the transactions. An interested director or interested major shareholder must ensure that person(s) connected with him abstain from voting on the resolution approving the transactions.

The Board proposes to seek approval from shareholders of KLK to allow the KLK Group, in the normal course of business, to enter into recurrent Related Party Transactions of a revenue or trading nature provided such transactions are made at arms' length, on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in the Annexure to this Part B.

2.2 Nature of recurrent Related Party Transactions and Class of Related Parties

The Company carries on the business of producing and processing palm-products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding.

The nature of such recurrent transactions which have been or will be entered into by the Company and/or its subsidiaries with Related Parties in the ordinary course of the Group's business (shown with the class of Related Parties involved in these recurrent transactions) are shown in the Annexure to this Part B.

Prices/commissions/advisory/management fees involving Related Party Transactions are based on prevailing market prices/values. Purchases of fresh fruit bunches are based on Malaysian Palm Oil Board monthly average prices for crude palm oil and palm kernel and that of field grade rubber are based on the Malaysian Rubber Board official noon SMR (Standard Malaysia Rubber) 20 buyers/sellers average prices.

2.3 Review and Disclosure Procedures

The review and disclosure procedures for the recurrent Related Party Transactions of a revenue or trading nature are to establish and ensure that the transactions are conducted on arms' length basis, are based on normal commercial terms consistent with the Group's usual business practices and are on terms not more favourable to the Related Parties than those generally available to the public and are not detrimental to the interest of minority shareholders of the Company. The procedures are as follows:

(a) The Related Parties will be advised that they are subject to the Shareholders' Mandate and will also be advised of the review and disclosure procedures followed by the Group.

(b) Updated lists of Related Parties are circulated to the companies in the Group to notify that all transactions with Related Parties are required to be undertaken on an arm's length basis, be on normal commercial terms and on terms not more favourable to the Related Parties than those generally available to the public.

(c) The companies in the Group will keep a record of all recurrent Related Party Transactions and these are submitted quarterly to the corporate Head Office.

(d) The Corporate Division maintains a record of all the recurrent Related Party Transactions submitted by the companies in the Group which are entered into pursuant to the Shareholders' Mandate.

(e) The Audit Committee at its meetings will review any recurrent Related Party Transactions of a revenue or trading nature and thereafter report to the Board. The Audit Committee shall review KLK's reporting system and procedures relating to recurrent Related Party Transactions to ascertain that the established guidelines and procedures of the Corporate Division have been complied with and, if necessary, may request the internal auditors to review procedures or request for additional information from independent sources or advisers.

(f) Interested Directors who are members of the Board and/or Audit Committee will abstain from taking part in decisions pertaining to the recurrent Related Party Transactions of a revenue or trading nature, and will also ensure that they and any person(s) connected with them will also abstain from voting on the resolution relating to the Proposed Shareholders' Mandate tabled at a General Meeting of the Company.

2.4 Audit Committee's Opinion

The Audit Committee is of the opinion that the procedures in paragraph 2.3 are sufficient to ensure that recurrent Related Party Transactions of a revenue or trading nature are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company.

2.5 Disclosure of recurrent Related Party Transactions

Disclosure of the recurrent Related Party Transactions will be made in accordance with Section 4.1.5 of Bursa Malaysia Practice Note No. 12/2001, which requires a breakdown of the aggregate value of the recurrent Related Party Transactions entered into during the financial year, including amongst others, the following information:

(i) the type of recurrent Related Party Transactions; and

(ii) the names of the Related Parties involved in each type of recurrent Related Party Transactions entered into and their relationship with the Company,

pursuant to the Proposed Shareholders' Mandate in the Company's Annual Report, and in the Annual Reports for subsequent financial years that the Proposed Shareholders' Mandate continues in force.

3. RATIONALE FOR THE PROPOSED SHAREHOLDERS' MANDATE

The recurrent Related Party Transactions of a revenue or trading nature form part of the Group's day-to-day operations in the ordinary course of business. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which is expected to continue to be beneficial to the business of the Group.

The procurement of the Proposed Shareholders' Mandate would eliminate the need to announce and/or convene separate General Meetings for the purpose of seeking shareholders' approvals as and when potential recurrent Related Party Transactions arise, thereby reducing substantially administrative time, effort and expenses associated with the convening of such meetings on an ad hoc basis. This would allow the Group to conserve and channel its manpower resources to pursue business opportunities which will go towards attaining its corporate objectives.

4. EFFECTS OF THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

The Directors, Major Shareholders and/or person(s) connected with a Director or Major Shareholder, as shown in the Annexure to this Part B who has/have any interest, direct or indirect, in the Proposed Shareholders' Mandate, will abstain from voting in respect of his/their direct and/or indirect shareholdings in the Company.

Where the person(s) connected with a Director or Major Shareholder has any interest, direct or indirect, in the Proposed Shareholders' Mandate, the Director or Major Shareholder concerned will also abstain from voting in respect of his direct and/or indirect shareholdings in the Company.

Such interested Director and/or Major Shareholders has/have undertaken that he/they shall ensure that the person(s) connected with him/them will abstain from voting on the Ordinary Resolution approving the Proposed Shareholders' Mandate at the forthcoming AGM to be convened.

Save as disclosed in the Annexure to this Part B, none of the other Directors, Major Shareholders and/or person(s) connected with them have any direct and/or indirect interests to the Proposed Shareholders' Mandate.

Interested Directors as shown in the Annexure to this Part B have abstained from all Board deliberations and will abstain from voting the Ordinary Resolution in respect of the Proposed Shareholders' Mandate.

The shareholdings of the interested Directors, Major Shareholders and of the Related Parties in KLK as at 1 December 2006 are shown in the table below:

	------- Direct ------		------- Indirect -------	
	No. of shares	**%**	**No. of shares**	**%**
Director				
Dato' Seri Lee Oi Hian	48,000	0.01	334,351,018 [1]	47.09
Dato' Lee Hau Hian	55,500	0.01	334,351,018 [1]	47.09
Major Shareholder				
Batu Kawan Berhad	330,601,018	46.57	-	-
Related Party				
Wan Hin Investments Sdn Bhd	3,750,000	0.53	330,601,018 [2]	46.57
Di-Yi Sdn Bhd	-	-	334,351,018 [1]	47.09
High Quest Holdings Sdn Bhd	-	-	334,351,018 [1]	47.09

Note:

[1] *Also deemed Major Shareholders through their interests in Batu Kawan Berhad and Wan Hin Investments Sdn Bhd.*

[2] *Also deemed Major Shareholders through its interest in Batu Kawan Berhad.*

Save as disclosed above, none of the other Directors, Major Shareholders and/or Persons connected with them shown in the Annexure to this Part B have any shares directly or indirectly in KLK.

6. CONDITION PRECEDENT TO THE PROPOSED SHAREHOLDERS' MANDATE

The Proposed Shareholders' Mandate is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors (with the interested Directors namely, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, abstaining from giving any opinion), having considered all aspects of the Proposed Shareholders' Mandate are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company and its shareholders.

Accordingly, your Directors (except Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian who abstained from giving any recommendation) **recommend that you vote in favour of the Ordinary Resolution pertaining to the Proposed Shareholders' Mandate** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Ordinary Resolution regarding the Proposed Shareholders' Mandate is incorporated in the Notice of AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2006 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon, for the purpose of considering and, if thought fit, passing the Ordinary Resolution to give effect to the Proposed Shareholders' Mandate.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2006 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

YM Tengku Robert Hamzah
Independent Non-Executive Director

DETAILS OF RECURRENT RELATED PARTY TRANSACTIONS

Recurrent transactions of a revenue or trading nature which will be entered into by the Company and/or its subsidiaries with Related Parties in which interested KLK Directors are **Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian**:

Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
1. Sales of cocoa products by KL-Kepong Cocoa Products Sdn Bhd	Taiko Marketing Sdn Bhd	Below 1,000
	Taiko Marketing (Singapore) Pte Ltd	Below 1,000
2. Sales of oleochemicals by Palm-Oleo Sdn Bhd and/or KSP Manufacturing Sdn Bhd	Hydro-K Management (M) Sdn Bhd	Below 1,000
	Siam Taiko Marketing Co Ltd	4,719
	Taiko International Trade (Shanghai) Co. Ltd	12,795
	Taiko Marketing Sdn Bhd	5,561
	Taiko Marketing (Singapore) Pte Ltd	2,734
3. Sales commission paid for sales of oleochemicals by Palm-Oleo Sdn Bhd and/or KSP Manufacturing Sdn Bhd	Siam Taiko Marketing Co. Ltd	] Below 1,000 for each transacting party
	Taiko Marketing Sdn Bhd	]
	Taiko Marketing (Singapore) Pte Ltd	]
	Taiko International Trade (Shanghai) Co. Ltd.	]
4. Purchases of consumables and chemicals by KL-Kepong (Sabah) Sdn Bhd and/or Palm-Oleo Sdn Bhd or KL-Kepong Edible Oils Sdn Bhd or KSP Manufacturing Sdn Bhd or Kuala Lumpur Kepong Berhad or KL-Kepong Cocoa Products Sdn Bhd or B.K.B. Hevea Products Sdn Bhd or KL-Kepong Rubber Products Sdn Bhd	Borneo Taiko Clay Sdn Bhd	Below 1,000
	Taiko Clay Marketing Sdn Bhd	1,016
	Taiko Marketing Sdn Bhd	15,822

Nature of Recurrent Transaction by KLK and/or its Subsidiaries	Transacting Party / Related Party involved	Estimated Value During Validity of the Mandate (See note 1) RM'000
5. Purchases of drums by Kuala Lumpur Kepong Berhad and/or Palm-Oleo Sdn Bhd	Taiko Drum Industries Sdn Bhd	Below 1,000
6. Aircraft Operational Management Services by Smooth Route Sdn Bhd	Smooth Route Sdn Bhd	Below 1,000
7. Purchases of fresh fruit bunches by Kuala Lumpur Kepong Berhad and/or Kulumpang Development Corporation Sdn Bhd	Bukit Katho Estate Sdn Bhd	2,572
	Kampar Rubber and Tin Company Sdn Bhd	6,956
	Malay Rubber Plantations (Malaysia) Sdn Bhd	5,000
	Kekal & Deras Sdn Bhd	Below 1,000
	Yayasan Perak-Wan Yuen Sdn Bhd	Below 1,000
8. Purchases of rubber by Kuala Lumpur Kepong Berhad	Bukit Katho Estate Sdn Bhd	Below 1,000
	Kekal & Deras Sdn Bhd	Below 1,000
	Yayasan Perak-Wan Yuen Sdn Bhd	1,161
	Malay Rubber Plantations (Malaysia) Sdn Bhd	4,169

Dato' Seri Lee Oi Hian*and Dato' Lee Hau Hian* are a common director and/or a direct shareholder and/or a deemed major shareholder in the transacting party.

*By virtue of Section 6A of the Act, the Wan Hin Investment Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in these recurrent transactions.

Note:

1. The values are merely indicative estimates for the period from 14 February 2007 to the next AGM which are based on past transactions values for the financial year ended 30 September 2006 and the actual amounts transacted in the future may vary.

PART C
LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED
AMENDMENTS OF ARTICLES

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Registered Office
Wisma Taiko
1 Jalan S.P. Seenivagam
30000 Ipoh, Perak
Malaysia

29 December 2006

Directors:

Dato' Seri Lee Oi Hian – *Chairman/CEO (Non-Independent Executive Director)*
YM Tengku Robert Hamzah *(Independent Non-Executive Director)*
R.M. Alias *(Independent Non-Executive Director)*
Dato' Lee Hau Hian *(Non-Independent Non-Executive Director)*
Tan Sri Dato' Thong Yaw Hong *(Independent Non-Executive Director)*
Datuk Abdul Rahman bin Mohd. Ramli *(Non-Independent Non-Executive Director)*
Yeoh Eng Khoon *(Independent Non-Executive Director)*

To : The Shareholders of Kuala Lumpur Kepong Berhad

Dear Sir/Madam

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

1. INTRODUCTION

1.1 Company's Announcement

Your Company had announced on 22 November 2006 that it will seek shareholders' approval at the forthcoming AGM to be held on 14 February 2007 for the Company's Proposed Amendments to certain Articles of its existing Articles of Association mainly to reflect the amendments made to the Listing Requirements.

1.2 Shareholders' Approval

The purpose of Part C of this Circular is to provide you with details on the aforesaid proposal, to set out the views of your Board, and to seek your approval for the Special Resolution pertaining to the Proposed Amendments of Articles, to be tabled at the forthcoming AGM.

2. DETAILS OF THE PROPOSED AMENDMENTS OF ARTICLES

The main thrust of the Proposed Amendments of Articles is to align KLK's Articles of Association with the amendments made to the Listing Requirements and the name change of the various companies resulting from the demutualisation of The Kuala Lumpur Stock Exchange.

Details of the Proposed Amendments of Articles are set out in the Annexure to this Part C of this Circular for shareholders' information and approval.

3. RATIONALE FOR THE PROPOSED AMENDMENTS OF ARTICLES

The primary rationale for the Proposed Amendments of Articles is to update KLK's existing Articles of Association for clarity, to reflect current practice and to ensure continued compliance with the Listing Requirements.

4. EFFECTS OF THE PROPOSED AMENDMENTS OF ARTICLES

The Proposed Amendments of Articles will not have any impact on the share capital, NA, EPS, gearing, dividends or shareholdings of KLK.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

None of the Directors and/or Major Shareholders of the Company and/or person(s) connected with them have any interest, direct or indirect, in the Proposed Amendments of Articles.

6. CONDITION PRECEDENT TO THE PROPOSED AMENDMENTS OF ARTICLES

The Proposed Amendments of Articles is conditional upon the approval of the shareholders of KLK being obtained at the forthcoming AGM.

7. DIRECTORS' RECOMMENDATIONS

Your Directors, having considered all aspects of the Proposed Amendments of Articles are of the opinion that the Proposal is in the best interests of the Company and its shareholders.

Accordingly, your Directors **recommend that you vote in favour of the Special Resolution pertaining to the Proposed Amendments of Articles** to be tabled at the forthcoming AGM.

8. ANNUAL GENERAL MEETING

The Special Resolution regarding the Proposed Amendments of Articles is incorporated in the Notice of AGM in the Company's Annual Report and Financial Statements for the financial year ended 30 September 2006 which is being sent to you together with this Circular. The AGM will be held at Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia on Wednesday, 14 February 2007 at 12.00 noon, for the purpose of consideration and, if thought fit, passing the Special Resolution to give effect to the Proposed Amendments of Articles.

If you are unable to attend the AGM in person, kindly complete and return the Proxy Form enclosed in the Annual Report and Financial Statements for the financial year ended 30 September 2006 in accordance with the instructions printed therein to the Registered Office of KLK, Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak, Malaysia not less than 48 hours before the time set for the AGM. The completion, signing and return of the Proxy Form will not, however, preclude you from attending and voting at the AGM should you find that you are subsequently able to do so.

9. FURTHER INFORMATION

Shareholders are requested to refer to the Appendix for further information.

Yours faithfully
For and on behalf of the Board of Directors

Dato' Seri Lee Oi Hian
Chairman/CEO

DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

The Proposed Amendments of Articles involve the following amendments :

(i) General Amendments

1. That all references to "Kuala Lumpur Stock Exchange" throughout the Articles of Association be changed to "Bursa Malaysia".
2. That all references to "Central Depository" throughout the Articles of Association be changed to "Depository".
3. That all references to "London Stock Exchange" throughout the Articles of Association be changed to "Approved Market Place".

(ii) Specific Amendments to the following Articles :

Existing Articles		Proposed Amended New Articles	
2 Interpretation	Approved Market Place – A Stock Exchange which is specified to be an approved market place ~~in the Securities Industry (Central Depositories)(Exemption)(No. 2) Order 1998~~ as may be amended, modified or altered from time to time.	2 Interpretation	Approved Market Place – **An Approved Market Place as defined in the Listing Requirements.**
	None		**Bursa Malaysia – Bursa Malaysia Securities Berhad or such other name by which it may be known from time to time.**
	Depositor – A holder of securities account		Depositor – A holder of **a** securities account **established by the Depository.**
	~~Central~~ Depository – ~~Malaysian Central Depository Sdn Bhd~~		Depository – **Bursa Malaysia Depository Sdn Bhd or such other name by which it may be known from time to time.**
	Member – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except the ~~Malaysian Central Depository Nominees Sdn Bhd~~), including Depositors whose names appear on the Record of Depositors.		Member – Any person/persons for the time being holding shares in the Company and whose names appear in the Register of Members (except the **Depository or its nominees**), including Depositors whose names appear on the Record of Depositors.
	Record of Depositors - A record provided by the ~~Central~~ Depository to the Company under		Record of Depositors - A record provided by the Depository to the Company under

	Existing Articles		Proposed Amended New Articles
	~~Chapter 24.0 of~~ the Rules.		the Rules.
5(a) Restrictions in shares allotments	No Director shall participate in an issue of shares to employees of the Company unless the shareholders in General Meeting have approved of the specific allotment to be made to such Director ~~and unless he holds office in the Company in an executive capacity. Provided always that a Director not holding office in an executive capacity may participate in an issue of shares pursuant to a public issue or public offer~~.	5(a) Restrictions in shares allotments	**Except in the case of an issue of shares on a pro rata basis to shareholders,** no Director shall participate in an issue of shares **whether or not pursuant** to **an** employees **share scheme** of the Company unless the shareholders in General Meeting have approved of the specific allotment to be made to such Director.
29(1) Branch register	The Company may establish and cause to be kept in ~~England or~~ any other place outside Malaysia a branch register of its Members in accordance with the provisions of Section 164 of the Act.	29(1) Branch register	The Company may establish and cause to be kept in any other place outside Malaysia a branch register of its Members in accordance with the provisions of Section 164 of the Act.
49(5) Member's right to appoint proxy	In every notice calling a Meeting there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote ~~instead of him and that a~~ proxy need not ~~also~~ be a Member	49(5) Member's right to appoint proxy	In every notice calling a Meeting there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote **in his stead. A** proxy **may but** need not be a Member **of the Company and the provisions of Section 149(1)(b) of the Act shall not apply to the Company.**
49(8)(B) Record of Depositors for General Meetings	The Company shall request the ~~Central~~ Depository in accordance with the Rules, to issue a Record of Depositors, as at ~~a~~ date not less than (3) markets days before the General Meetings (hereinafter referred to as "the General Meeting Record of Depositors")	49(8)(B) Record of Depositors for General Meetings	The Company shall **also** request the Depository in accordance with the Rules, to issue a Record of Depositors, as at **the latest date which is reasonably practicable which shall in any event be** not less than three (3) market days before the General Meetings (hereinafter referred to as "the General Meeting Record of Depositors")
50 Special business	All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of sanctioning a dividend, the consideration of the accounts and balance sheets and the reports of the Directors and Auditors, and any other documents annexed to the balance sheets, the fixing of the Directors'	50 Special business	All business shall be deemed special that is transacted at an Extraordinary General Meeting, and all that is transacted at an Annual General Meeting shall also be deemed special, with the exception of sanctioning a dividend, the consideration of the accounts and balance sheets and the reports of the Directors and Auditors, and any other documents annexed to the balance sheets, **the election of Directors in the place**

	Existing Articles		**Proposed Amended New Articles**
	remuneration and the appointment and fixing of the remuneration of the Auditors.		**of those retiring**, the fixing of the Directors' remuneration and the appointment and fixing of the remuneration of the Auditors.
54 Notice of adjournment to be given	The Chairman may, with the consent of any Meeting at which a quorum is present, and shall, if so directed by the Meeting, adjourn any Meeting from time to time and from place to place as the Meeting shall determine. Whenever a Meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as in the case of an original Meeting. Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the Meeting from which the adjournment took place.	54 Notice of adjournment to be given	The Chairman may, with the consent of any Meeting at which a quorum is present, and shall, if so directed by the Meeting, adjourn any Meeting from time to time and from place to place as the Meeting shall determine. Whenever a Meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given in the same manner as in the case of an original Meeting. Save as aforesaid, no Member shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the Meeting from which the adjournment took place. **Notwithstanding any new business is to be transacted at any adjourned meeting, notice of such new business shall be given in accordance with these Articles and the Act.**
74(1) Power to appoint Managing Director/s and Executive Director/s	The Directors may, from time to time, appoint one or more of their body to be Managing Director(s) (which term shall be deemed to include the ~~Group~~ Chief Executive) ~~and~~ Executive Director(s) of the Company for a fixed term not exceeding three years at any one time with power to reappoint thereafter and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.	74(1) Power to appoint Managing Director/s and Executive Director/s	The Directors may, from time to time, appoint one or more of their body to be Managing Director(s) (which term shall be deemed to include the Chief Executive **Officer) or** Executive Director(s) of the Company for a fixed term not exceeding three years at any one time with power to reappoint thereafter and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places.
74(3) Remuneration of Managing Director	The remuneration of a Managing Director shall (subject to the provisions of any contract between him and the Company) ~~from time to time be fixed by the Directors, and may be by way of fixed salary, or commission on dividends or~~	74(3) Remuneration of Managing Director	The remuneration of a Managing Director shall (subject to the provisions of any contract between him and the Company) **be paid by way of remuneration for his services such fixed sum (not being a commission on or a**

	Existing Articles		***Proposed Amended New Articles***
	~~profits of the Company or of any other company in which the Company is interested or by participation in any such profits or by any, or all of those modes, but shall not include a commission on or percentage of turnover~~.		**percentage of profits or turnover) as shall from time to time be determined by the Board of Directors.**
79 Directors to comply with Act	The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and sending a copy thereof or a notification of any changes therein to the ~~Registrar of Companies~~, and sending to such ~~Registrar~~ an annual return, together with the certificates and the particulars required by the Act notices as to increase of capital, returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above.	79 Directors to comply with Act	The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and sending a copy thereof or a notification of any changes therein to the **Companies Commission of Malaysia or such other name by which it may be known from time to time**, and sending to such **statutory body** an annual return, together with the certificates and the particulars required by the Act notices as to increase of capital, returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above.
90(B) Secretary	The Secretary shall be appointed by the Directors for such time at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by them. The Directors may from time to time, by resolution appoint an assistant or deputy Secretary	90(B) Secretary/**ies**	The Secretary/**ies** shall be appointed by the Directors for such time at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by them. The Directors may from time to time, by resolution appoint an assistant or deputy Secretary.
98 Dividend Warrants to be sent to Members ~~by post~~	Every dividend warrant may, unless otherwise directed, be sent by post to the last registered address of the Member entitled thereto and the receipt ~~of~~ the person whose name at the date of the declaration of the dividend appears on the Register of Members or the Record of Depositors as the owner of any share, ~~or, in the case of joint holders, of any one of such joint holders,~~ shall be a good discharge to the Company for all payments made in respect of such share. No unpaid dividend or interest shall	98 Dividend Warrants to be sent to Members	Every dividend warrant may, unless otherwise directed, be sent by post to the last registered address of the Member entitled thereto, **or through a crediting of funds into a nominated bank account of such Member or person entitled thereto** and the receipt by the person whose name at the date of the declaration of the dividend appears on the Register of Members or the Record of Depositors as the owner of any share, shall be a good discharge to the Company for all payments made in respect of such share.

	Existing Articles		Proposed Amended New Articles
	bear interest as against the Company.		No unpaid dividend or interest shall bear interest as against the Company.
99 Capitalisation of Reserves etc	The Company in General Meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of any fixed preferential dividend, and (A) being any part of the undivided profits in the hands of the Company or (B) for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares or debentures of the Company, and/or accretion to capital accruing on sale or shown by a valuation or revaluation of any property or assets of the Company, be capitalised, and that such sum be appropriated as capital to and amongst the ordinary shareholders in the proportions in which they would have been entitled thereto if the same had been distributed by way of dividend on the ordinary shares, and in such manner as the resolution may direct, and such resolution shall be effective, and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares or debentures of the Company on behalf of the ordinary shareholders aforesaid, and appropriate such shares or debentures and distribute the same credited as fully paid up to and amongst such shareholders in the proportions aforesaid in satisfaction of the shares and interests of such shareholders in the said capitalised sum or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued ordinary shares held by such shareholders or otherwise deal with such sum as directed by such resolution. Where any difficulty	99 Capitalisation of Reserves etc	The Company in General Meeting may at any time and from time to time pass a resolution that any sum not required for the payment or provision of any fixed preferential dividend, and (A) being any part of the undivided profits in the hands of the Company or (B) for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares or debentures of the Company, and/or accretion to capital accruing on sale or shown by a valuation or revaluation of any property or assets of the Company, be capitalised, and that such sum be appropriated as capital to and amongst the ordinary shareholders in the proportions in which they would have been entitled thereto if the same had been distributed by way of dividend on the ordinary shares, and in such manner as the resolution may direct, and such resolution shall be effective, and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares or debentures of the Company on behalf of the ordinary shareholders aforesaid, and appropriate such shares or debentures and distribute the same credited as fully paid up to and amongst such shareholders in the proportions aforesaid in satisfaction of the shares and interests of such shareholders in the said capitalised sum or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any issued ordinary shares held by such shareholders or otherwise deal with such sum as directed by such resolution. Where any difficulty arises in

	Existing Articles		Proposed Amended New Articles
	arises in respect of any such distribution, the Directors may settle the same as they think expedient, and in particular they may issue fractional certificates, fix the value for distribution of any fully paid-up shares or debentures, make cash payments to any shareholders on the footing of the value so fixed in order to adjust rights, and vest any such shares or debentures in trustees upon such trusts for the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors. When deemed requisite a proper contract for the allotment and acceptance of any shares to be distributed as aforesaid shall be delivered to the ~~Registrar of Companies~~ for registration in accordance with the Act and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.		respect of any such distribution, the Directors may settle the same as they think expedient, and in particular they may issue fractional certificates, fix the value for distribution of any fully paid-up shares or debentures, make cash payments to any shareholders on the footing of the value so fixed in order to adjust rights, and vest any such shares or debentures in trustees upon such trusts for the persons entitled to share in the appropriation and distribution as may seem just and expedient to the Directors. When deemed requisite a proper contract for the allotment and acceptance of any shares to be distributed as aforesaid shall be delivered to the **Companies Commission of Malaysia or such other name by which it may be known from time to time** for registration in accordance with the Act and the Directors may appoint any person to sign such contract on behalf of the persons entitled to share in the appropriation and distribution and such appointment shall be effective.
102 Profit and loss account to be made up and laid before Company	The Directors shall at some date not later than 18 months after the incorporation of the Company and subsequently once at least in every calendar year shall at intervals of not more than fifteen months lay before the Company in Annual General Meeting a duly audited profit and loss account for the period since the preceding account, or (in the case of the first account) since the incorporation of the Company, made up to a date not more than six months before such Meeting. A duly audited balance sheet shall also be made out in every year as at the date to which the profit and loss account is made up, and shall be laid before the Company in Annual General Meeting. The said account and balance sheet, shall be accompanied by such reports and documents and shall contain such particulars as are prescribed	102 Profit and loss account to be made up and laid before Company	The Directors shall at some date not later than 18 months after the incorporation of the Company and subsequently once at least in every calendar year shall at intervals of not more than fifteen months lay before the Company in Annual General Meeting a duly audited profit and loss account for the period since the preceding account, or (in the case of the first account) since the incorporation of the Company, made up to a date not more than six months before such Meeting. A duly audited balance sheet shall also be made out in every year as at the date to which the profit and loss account is made up, and shall be laid before the Company in Annual General Meeting. The said account and balance sheet, **which may be in printed form or in CD-ROM form or in such other form of electronic media**, shall be

	Existing Articles		Proposed Amended New Articles
	by the Act and the Directors shall in their report state the amount which they recommend to be paid by way of dividend, and the amount (if any) which they propose to carry to any reserve fund. A copy of every profit and loss account and balance sheet including every document required by law to be attached thereto shall be sent to all persons entitled to receive notice of such Meeting as required by the Act at least twenty-one days previous to the General Meeting. The requisite number of copies of each such document shall also be sent to each Stock Exchange ~~upon~~ which the Company's shares are listed.		accompanied by such reports and documents and shall contain such particulars as are prescribed by the Act and the Directors shall in their report state the amount which they recommend to be paid by way of dividend, and the amount (if any) which they propose to carry to any reserve fund. A copy of every profit and loss account and balance sheet including every document required by law to be attached thereto shall be sent to all persons entitled to receive notice of such Meeting as required by the Act at least twenty-one days previous to the General Meeting. The requisite number of copies of each such document shall also be sent to each Stock Exchange on which the Company's shares are listed.

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no material facts, the omission of which, will make any statement herein misleading.

2. MATERIAL LITIGATION

Save as disclosed below, the KLK Group is not engaged in any material litigation claims and arbitration either as plaintiff or defendant and as at the date of this Circular, the Directors do not know of any proceedings, pending or threatened against the KLK Group, or of any fact likely to give rise to any proceedings which might materially affect the position or business of the KLK Group:

KL High Court Suit No. D4-22-1805-2004, Glamour Green Sdn. Bhd. ("GGSB") vs. AmBank Berhad ("AmBank"), KLK and Ablington Holdings Sdn. Bhd. ("AHSB")

- On 16 December 2004 GGSB filed a suit against AmBank, KLK and AHSB (collectively, "the Defendants") seeking, inter alia:

  (i) a declaration that AmBank had on 14 December 2004, wrongly sold 35 million Ladang Perbadanan-FIMA Berhad ("LPF") shares belonging to GGSB to AHSB;

  (ii) an interim injunction to restrain any dealings with the 35 million LPF shares; and

  (iii) an interim injunction restraining AHSB from continuing with a Mandatory General Offer ("MGO") in respect of the remaining LPF shares not already owned by AHSB.

  Pursuant thereto, GGSB obtained an ex-parte interim injunction on 16 December 2004, to restrain the Defendants from dealing with the 35 million LPF shares and AHSB from continuing with the MGO.

  The trial of the Suit was heard between 1 and 5 August 2005 and the High Court ruled in favour of the Defendants. However, GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants have filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision. No date has yet been fixed for this leave application.

- Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its application to obtain an extension of time to redeem the AmBank loan was also dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) ("GGSB's 2nd Suit") to restrain the sale and the MGO.

KL High Court Suit No. D2-22-1033-2006, ("GGSB's 2nd Suit"), GGSB (the Plaintiff) vs. KLK, AHSB, AmBank and AmSec Nominees Sdn. Bhd.

- GGSB obtained an ex-parte injunction on 24 July 2006 (in relation to GGSB's 2nd Suit) to restrain the sale of 35 million LPF shares by AmBank to AHSB on 20 July 2006 and the MGO by AHSB/KLK.

- KLK and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 26 February 2007.

KL High Court Suit No.D5-22-554-2006 ("the Taipan Suit"),) Taipan Heritage Sdn. Bhd., Value Heights Sdn. Bhd., Leader Heights Sdn. Bhd., Full Appraisal Sdn. Bhd., and Yewlit Corporation Sdn. Bhd (the Plaintiffs) vs. AmBank, KLK, AHSB, GGSB and LPF.

- The Plaintiffs have filed a suit claiming to be shareholders of LPF and seeking various reliefs. No hearing date has been fixed for the Taipan Suit.

3. MATERIAL CONTRACTS

Save as disclosed below, KLK and its subsidiary companies have not entered into any other contract which is or may be material other than contracts entered into in the ordinary course of business during the two (2) years preceding the date of this Circular:

- Sale and Purchase Agreement dated 18 December 2006 between KLK and Mrs. Esther Dale-Kolb to acquire from the latter 800 registered shares of CHF 1,000 each representing equity interest of 100% in Dr. W. Kolb Holding AG for a cash consideration of CHF 135,000,000. This transaction is pending completion.

- Sale and Purchase Agreement dated 26 June 2006 between KLK Overseas Investments Ltd and Taiko Marketing (S) Pte Ltd for the acquisition of a 100% equity stake consisting of one share with a fully subscribed value of Euro 100,000 in F. Holm Chemie Handels GmbH from the latter for a total cash consideration of Euro 597,395. This transaction has been completed.

- Sale and Purchase Agreements dated 12 June 2006 entered into by KL-Kepong Plantation Holdings Sdn Bhd for the acquisition of a 85% equity stake from Budi Martono and a 5% equity stake from Kok Owen Lesmana consisting of a total of 2,700 ordinary shares of Rp1,000,000 each in PT. Mulia Agro Permai for a cash consideration of USD2,025,000. These transactions have been completed.

- Joint Venture Agreement dated 16 January 2006 between KLK, Capital Bliss Investments Limited and Davos Life Science Pte. Ltd. to regulate the relationship of KLK and Capital Bliss Investments Limited as members of Davos Life Science Pte. Ltd..

- Sale and Purchase Agreement dated 11 January 2006 between KL-Kepong Plantation Holdings Sdn Bhd and Delta Rank International Limited to acquire from the latter the entire issued and paid-up share capital of Tri-Force Element Inc. and Double Jump Limited comprising of one ordinary share of USD1 in each of the companies for a total cash consideration of RM22,000,000. This transaction has been completed.

- Aircraft Purchase Agreement dated 27 December 2005 between KLK and Cessna Aircraft Company for the acquisition by KLK of a Cessna Citation jet for approximately USD5,495,000. This transaction has been completed.

- Share Sale Agreement dated 6 December 2005 between KLK and Knoxfield Sdn Bhd, a wholly-owned subsidiary of Bolton Berhad, to acquire from the latter a 51% equity stake comprising 13,989,300 ordinary shares of RM1.00 each in Stolthaven (Westport) Sdn Bhd for a cash consideration of RM12,316,500. This transaction has been completed.

- Sale and Purchase Agreement dated 25 October 2005 entered into by KLK with Capital Bliss Investments Limited to acquire from the latter a 51% equity stake in Davos Life Science Pte Ltd comprising 306,001 ordinary shares of USD1 each for a cash consideration of USD15,306,000. This transaction has been completed.

4. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the Registered Office of KLK during normal business hours on Mondays to Saturdays (except public holidays) from the date of this Circular up to and including the date of the AGM:

(a) Memorandum and Articles of Association of KLK;
(b) The audited financial statements of KLK for each of the past two (2) financial years ended 30 September 2006;
(c) The relevant papers on material litigation referred to in Section 2 above; and
(d) The material contracts referred to in Section 3 above.